FOR IMMEDIATE RELEASE

              AES REPORTS FIRST QUARTER EARNINGS OF $0.39 PER SHARE BEFORE DEDUCTING FOREIGN CURRENCY TRANSACTION LOSSES

ARLINGTON, VA, April 20, 1999 -- The AES Corporation (NYSE: AES) announced today that, before deducting the foreign currency transaction losses incurred during the quarter and discussed below, net income as adjusted for the exclusion was $74 million for the quarter ended March 31, 1999, representing an increase of 10% over net income of $67 million for the first quarter of 1998. Fully diluted earnings per share, excluding the effects of the transaction losses, were $0.39 for the quarter, compared to $0.38 for the same quarter in 1998. Revenues for the quarter were $638 million, up 11% compared to $575 million reported in the same period last year.

However, primarily due to the effects of the devaluation of the Brazilian reais on the foreign currency denominated debt (primarily U.S. dollars) within AES's Brazilian subsidiaries and affiliates, AES has recorded a non-cash charge of $129 million ($87 million after income taxes) which is reflected as foreign currency transaction losses. Including these foreign currency transaction losses, the net loss for the first quarter was ($13) million, as compared to net income of $65 million in the first quarter of 1998. As a result, the fully diluted loss per share was ($0.07) for the quarter, as compared to earnings per share of $0.37 for the first quarter of 1998.

Barry J. Sharp, Chief Financial Officer, commented, "We were pleased with the strong performance shown by several of our new businesses as well as the continued improvement in our consolidated operating margin during the quarter. These additions helped to offset the impact of the significant devaluation of the Brazilian reais on our operating income."

Dennis W. Bakke, President and Chief Executive Officer, stated, "We were delighted to announce this quarter our agreement with Connecticut Light and Power on a partial prepayment of the contract at AES Thames. Moreover, we continued to expand our businesses around the world and did not allow events in Brazil to distract us from our commitment to provide clean, safe, reliable electricity. We are encouraged by recent events in Brazil and are cautiously optimistic about its strengthening economic conditions."

Mr. Bakke also announced the appointment of four new group leaders in AES. The new leaders and their regions include: Dan Rothaupt (northeast United States); Ann Murtlow (northern Europe and part of the United Kingdom); Michael Armstrong (southern Europe and the remaining part of the United Kingdom); and Garry Levesley (AES Silk Road which covers most of the former Soviet Union). Paul Stinson, former head of AES Silk Road, now co-heads a new group in the central United States with David McMillen, President of AES Shady Point.

Business development successes in the first quarter of 1999 include the following:

o In February a subsidiary of AES executed a Power Purchase Agreement ("PPA") with Williams Energy Marketing and Trading Company, a subsidiary of The Williams Company, Inc., for the entire output of the planned 700 MW AES Ironwood power generating facility.

o In February a subsidiary of AES was selected by the Hungarian utility, the MVM, to build, own and operate a 190 MW gas-fired combined cycle power plant in eastern Hungary.

o In March, a subsidiary of AES won a bid for two gas-fired power stations in Australia totaling 966 MW.

The AES Corporation is a leading global power company that currently owns or has an interest in ninety four power facilities, totaling over 28,000 MW, in the United States, Canada, Australia, Argentina, Brazil, Dominican Republic, Panama, India, Pakistan, the Netherlands, Hungary, Kazakhstan, Mexico, China, and the United Kingdom. AES also distributes electricity to over 13 million customers in Brazil, Argentina, El Salvador and Georgia.
In addition to having assets in excess of $10 billion, the Company has more than $5 billion of projects in construction or late stages of development. The AES Corporation is dedicated to providing safe, clean, low-cost electricity worldwide in a socially responsible way.

                                    * * * * *

THE AES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED MARCH 31, 1999 AND 1998


---------------------------------------------------------------------------------------------------------------
                                                       Three                Three             Change
                                                       Months       %       Months      %      From
                                                       Ended       of        Ended     of    Previous     %
                                                      03/31/99    Sales    03/31/98   Sales    Year     Change
---------------------------------------------------------------------------------------------------------------
($ in millions, except per share amounts)
REVENUES:
Sales and services                                        $ 638    100%       $ 575    100%      $ 63      11%

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                  409     64%         397     68%       (12)     -3%
Selling, general and administrative expenses                 16      3%          15      3%        (1)     -7%
Provision to reduce contract receivables                      9      1%          15      3%         6      40%
                                                        -------             -------           -------

Total operating costs and expenses                          434     68%         427     74%        (7)     -2%
                                                        -------             -------           -------

OPERATING INCOME                                            204     32%         148     26%        56      38%

OTHER INCOME AND (EXPENSE):
Interest expense                                           (133)   -21%        (101)   -18%       (32)     32%
Interest income                                              16      3%          14      2%         2      14%
Foreign currency transaction gain (loss)                      3    -             (2)   -            5    -250%
Equity in (loss) earnings of affiliates (before income tax):
     Earnings of affiliates               $41
     Foreign currency transaction loss   (132)
                                         ----
     Total                                (91)              (91)   -14%          57     10%      (148)   -260%
                                                        -------             -------           -------

(LOSS) INCOME BEFORE INCOME TAXES
AND MINORITY INTEREST                                        (1)   -            116     20%      (117)   -101%

Income tax (benefit) provision                               (6)    -1%          33      6%        39     118%
Minority interest                                            18      3%          18      3%         -    -
                                                        -------             -------           -------

NET (LOSS) INCOME                                       $   (13)    -2%      $   65     11%   $   (78)   -120%
                                                        =======             =======           =======


BASIC (LOSS) EARNINGS PER SHARE:                        $ (0.07)             $ 0.37           $ (0.44)
                                                        =======             =======           =======

DILUTED (LOSS) EARNINGS PER SHARE:                      $ (0.07)             $ 0.37           $ (0.44)
                                                        =======             =======           =======



                                     ******

THE AES CORPORATION--Supplemental Schedule  (1)

CONSOLIDATED SCHEDULE (Excluding Foreign Currency Transaction Loss) (1) FOR THE PERIODS ENDED MARCH 31, 1999 AND 1998


-------------------------------------------------------------------------------------------------------------------
                                                            Three                Three            Change
                                                           Months       %        Months     %      From
                                                            Ended      of        Ended     of    Previous      %
                                                          03/31/99    Sales     03/31/98  Sales    Year     Change
-------------------------------------------------------------------------------------------------------------------
($ in millions, except per share amounts)
REVENUES:
Sales and services                                            $ 638    100%        $ 575    100%     $ 63      11%

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                      409     64%          397     68%      (12)     -3%
Selling, general and administrative expenses                     16      3%           15      3%       (1)     -7%
Provision to reduce contract receivables                          9      1%           15      3%        6      40%
                                                            -------              -------          -------

Total operating costs and expenses                              434     69%          427     74%       (7)     -2%
                                                            -------              -------          -------

OPERATING INCOME                                                204     31%          148     26%       56      38%

OTHER INCOME AND (EXPENSE) Excluding
Foreign Currency Transaction Loss:
Interest expense                                               (133)   -21%         (101)   -17%      (32)     32%
Interest income                                                  16      3%           14      2%        2      14%
Equity in earnings of affiliates (before income tax)             41      6%           57     10%      (16)    -28%
                                                            -------              -------          -------

INCOME BEFORE INCOME TAXES AND
MINORITY INTEREST, Excluding Foreign Currency
Transaction Loss                                                128     20%          118     21%       10       8%

Income taxes                                                     36      6%           33      6%       (3)     -9%
Minority interest                                                18      3%           18      3%        -       -
                                                            -------              -------          -------

NET INCOME, Excluding Foreign Currency
Transaction Loss                                             $   74     12%       $   67     12%   $    7      10%
                                                            =======              =======          =======


BASIC EARNINGS PER SHARE,
Excluding Foreign Currency Transaction Loss:                 $ 0.41               $ 0.38           $ 0.03
                                                            =======              =======          =======

DILUTED EARNINGS PER SHARE,
Excluding Foreign Currency Transaction Loss:                 $ 0.39               $ 0.38           $ 0.01
                                                            =======              =======          =======


(1) Basis of presentation -- This schedule presents, on a proforma basis, the results of operations of AES excluding the aggregate foreign currency transaction losses of approximately $129 million ($87 million after income taxes) and $1.6 million ($1.1 million after income taxes) incurred during the first quarter of 1999 and 1998, respectively.
